January 31, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (212)504-8120

Albert H. Pleus
Chairman of the Board and Chief Executive Officer
a21, Inc.
7660 Centurion Parkway
Jacksonville, Florida 32256

Re: a21, Inc..
 Form 10-K for the year ended December 31, 2004
 File no. 000-17602
 Filed March 31, 2005

Dear Mr. Pleus:

     We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

Sincerely,

Cicely Luckey
Accounting Branch Chief

??

??

??

??